FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of May 07, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: May 07, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about May 07, 2004

Item 3.	Press Release

May 07, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Ltd. Commences Trading on a Post Split Basis TAG Oil Ltd. (OTCBB: TAGOF), announced today that its shares began trading on a post split basis on May 4, 2004.

Item 5.	Full Description of Material Change

Calgary, Alberta - May 7, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that its shares began trading on a post split basis on May 4, 2004. TAG Oil CFO Garth Johnson, commented, "The split will have the effect of making the Company's common shares more accessible to a broader range of investors and enhance liquidity for existing shareholders."

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO at (403) 770-1934 or Garth Johnson, CFO at (604) 682-6496, or visit our website at www.tagoil.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

May 07, 2004	"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia